SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2006

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated August 25, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 28, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

STRATEGIC ALLIANCE AGREEMENT WITH

PHOENIX SATELLITE TELEVISION HOLDINGS LIMITED

BECOMING UNCONDITIONAL

Reference is made to the announcement dated 8 June 2006 of the Company regarding, among other things, the Strategic Alliance Agreement between the Company and Phoenix.

The Board announces that the Strategic Alliance Agreement has become unconditional on 25 August 2006. Pursuant to the Strategic Alliance Agreement, the Company and Phoenix shall cooperate with a view to further enhancing their respective leading positions in the mobile telecommunications and the media industries through joint development, marketing and delivery of innovative wireless content, products, services and applications.

Reference is made to the announcement dated 8 June 2006 of the Company regarding, among other things, the Strategic Alliance Agreement between the Company and Phoenix (Stock Code: 8002) (the “Announcement”). Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement unless otherwise stated.

On 8 June 2006, the Company and Phoenix entered into the Strategic Alliance Agreement, pursuant to which the Company and Phoenix shall cooperate with a view to further enhancing their respective leading positions in the mobile telecommunications and the media industries through joint development, marketing and delivery of innovative wireless content, products, services and applications.

The Strategic Alliance Agreement is conditional upon the completion of the purchase by China Mobile (Hong Kong) Group Limited, an indirect holding company of the Company, of a 19.9% interest in Phoenix from Xing Kong Chuan Mei Group Co., Ltd., a subsidiary of STAR Group Limited (the “Acquisition”). Completion of the Acquisition took place on 25 August 2006. The Strategic Alliance Agreement has therefore become unconditional on the same date.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 25 August 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.